1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001
Sofia A. Rosala
Associate
215.963.5701
June 10, 2009
Dominic Minore
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE:	Response letter to comments on Schwab Capital Trust N-14 (File No. 333-157214)
Dear Mr. Minore:
This letter responds to our telephone conversation on March 10, 2009, during which you provided comments regarding Schwab Capital Trust’s (the “Trust”) registration statement on Form N-14, filed with the Commission on February 10, 2009, related to the reorganization of the Laudus U.S. MarketMasters Fund (the “Acquired Fund”) into the Schwab Core Equity Fund (the “Surviving Fund” and, together with the Acquired Fund, the “Funds”), each a series of the Trust. Your comments and our responses to your comments are set forth below. I note that capitalized terms in this correspondence have the same meaning as in the registration statement.
1.	Comment: In the penultimate “Q&A,” in the “Summary Questions and Answers” section, please disclose that obtaining an opinion of legal counsel stating that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes is a non-waivable condition to the closing of the Reorganization.

Response: We have revised the disclosure in the final version of the Prospectus/Proxy Statement consistent with your request.

2.	Comment: In the first paragraph of the Prospectus/Proxy Statement, please revise the second sentence to remove the phrase “less the liabilities” or remove the term “net” from the phrase “aggregate net value.”

Response: We have revised the disclosure to remove the term “net” from the phrase “aggregate net value” in the final version of the Prospectus/Proxy Statement.

3.	Comment: Please confirm in your response letter that there are no differences between the Acquired Fund’s and Surviving Fund’s valuation procedures.

Response: As stated in the Prospectus/Proxy Statement, the Funds’ procedures for valuing their assets are the same.

June 10, 2009

4.	Comment: Please disclose the estimated costs of the Reorganization in the section of the Prospectus/Proxy Statement entitled “The Proposed Reorganization.” In that same section, please also disclose who will pay the costs and expenses of the Reorganization if it is not approved by the Acquired Fund’s shareholders.

Response: We have included disclosure in the final version of the Prospectus/Proxy Statement consistent with your request.

5.	Comment: Please confirm in your response letter that “acquired fund fees and expenses” (as such term is used in Form N-1A) are not included as a separate caption of the fee tables because such expenses do not exceed one basis point (0.01%) of each Fund’s average net assets.

Response: “Acquired fund fees and expenses” (as such term is used in Form N-1A) are not included as a separate caption of the fee tables because such expenses do not exceed one basis point (0.01%) of each Fund’s average net assets.

6.	Comment: In the “Fees and Expenses” section of the Prospectus/Proxy Statement, please disclose that, to the extent that the Reorganization results in a reduction in the amount of fees and expenses being waived or reimbursed by CSIM and Schwab, the Reorganization may be considered to benefit CSIM and Schwab.

Response: We have included disclosure in the final version of the Prospectus/Proxy Statement consistent with your request.

7.	Comment: Please confirm in the response letter that the fee waiver agreements for the Funds reflected in the fee table have been filed with the Commission.

Response: The Funds’ fee waiver agreement was filed as Exhibit (6)(c)(2) of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-157214), filed with the Commission on March 17, 2009.

8.	Comment: The Schwab Core Equity Fund’s Statement of Operations shows that the Fund incurred “interest expenses” during the prior fiscal year. As indicated in the footnotes to the fee table, interest expenses are carved out of the Fund’s fee waiver agreement. Accordingly, please be sure that the amount of the interest expense incurred by the Schwab Core Equity Fund during its last fiscal year is included in the Net Operating Expenses row of the fee table.

Response: The Schwab Core Equity Fund incurred approximately $2,000 of interest expenses during its last fiscal year. This amount is included in the Net Operating Expenses row of the fee table, however, given the asset size of the Schwab Core Equity Fund (approximately $1.4 billion at fiscal year-end), the inclusion of such a relatively small amount of expenses does not cause the amount of the Schwab Core Equity Fund’s Net Operating Expenses stated in the fee table (0.75%) to differ (or, in this case, increase) from the amount of the expense cap for the Schwab Core Equity Fund as set forth in its expense limitation agreement (0.75%).

9.	Comment: Please confirm in the response letter whether the expense limitation agreements permit previously waived fees and reimbursed expenses to be subsequently recouped by CSIM or Schwab.

Response: Previously waived fees and reimbursed expenses are not permitted to be subsequently recouped by CSIM or Schwab.

June 10, 2009

10.	Comment: When referring to Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. in the Prospectus/Proxy Statement, please be consistent with your use of defined terms.

Response: We have made the relevant changes in the final version of the Prospectus/Proxy Statement.

11.	Comment: Please explain in the response letter why the “Principal Risk Factors” section of the Prospectus/Proxy Statement does not include a discussion of the risks related to investments in international and emerging market issuers.

Response: Investments in international and emerging market issuers are not part of either Fund’s principal investment strategies and, therefore, the risks of such investments are not included in the Prospectus/Proxy Statement.

12.	Comment: In the section entitled “Material Features of the Plan” of the Prospectus/Proxy Statement, in the second sentence of the first paragraph, please change the phrase “significant provisions” to “material features” for consistency purposes.

Response: We have made the requested change in the final version of the Prospectus/Proxy Statement.

13.	Comment: If a material amount of the Acquired Fund’s portfolio will be sold as a result of the Reorganization, please disclose this fact in the Prospectus/Proxy Statement and address the potential tax consequences of such action.

Response: We have included disclosure in the final version of the Prospectus/Proxy Statement consistent with your request.

14.	Comment: In the “Reasons for the Reorganization” section of the Prospectus/Proxy Statement, please revise the disclosure to indicate that the Reorganization was approved by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust.

Response: We have revised the disclosure in the final version of the Prospectus/Proxy Statement consistent with your request.

15.	Comment: Please confirm in the response letter that the requirements of Rule 17a-8 of the Investment Company Act of 1940 have been met with respect to the Reorganization.

Response: The Trust believes that the requirements of Rule 17a-8 of the Investment Company Act of 1940 have been met with respect to the Reorganization.

16.	Comment: Under the “Federal Income Tax Consequences” section, please provide more up-to-date information regarding the Acquired Fund’s capital loss carryforwards.

Response: We have updated the disclosure in the final version of the Prospectus/Proxy Statement.

17.	Comment: Please update the capitalization tables to be current as of a date within 30 days of the filing of the Prospectus/Proxy Statement.

June 10, 2009

Response: We have updated the disclosure in the final version of the Prospectus/Proxy Statement.

18.	Comment: Please include an additional column in the capitalization table with the heading “Adjustments” that portrays the costs associated with the Reorganization to be borne by the Acquired Fund’s shareholders.

Response: We have revised the disclosure in the final version of the Prospectus/Proxy Statement consistent with your request.

19.	Comment: Please indicate in the response letter whether investing in repurchase agreements or reverse repurchase agreements is part of either Fund’s principal investment strategies.

Response: Investments in repurchase agreements and reverse repurchase agreements are not part of either Fund’s principal investment strategies, although, as indicated in the Prospectus/Proxy Statement, each Fund may invest in repurchase agreements for temporary defensive purposes.

20.	Comment: In addition to the currently named principal financial officer, please name the Trust’s principal accounting officer or comptroller in the signature page of the registration statement, as required by Section 6(a) of the Securities Act of 1933.

Response: Section 6(a) of the Securities Act of 1933 states, in relevant part, that a registration statement “shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions . . ..” In our view, Section 6(a) requires the registration statement to be signed by the following: (1) the issuer; (2) the issuer’s Board of Directors; (3) the issuer’s principal executive officer; and (4) either the issuer’s principal financial officer, comptroller or principal accounting officer. Consistent with Section 6(a) of the Securities Act of 1933, the signature page of the Trust’s N-14 registration statement was signed by (1) the Trust; (2) the Trust’s Board of Trustees; (3) the Trust’s principal executive officer; and (4) the Trust’s principal financial officer. Accordingly, we believe the signature page of the Trust’s N-14 registration statement was executed in accordance with Section 6(a) of the Securities Act of 1933.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Sofia A. Rosala
Sofia A. Rosala